PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three months ended April 30, 2020

Dated:  June 22, 2020

The selected financial information set out below and certain comments which follow are based on and derived from the audited financial statements of Pacific Booker Minerals Inc.  (the "Company" or "Pacific Booker" or “PBM”)  for the three months ended April 30, 2020 and from the audited financial statements for the year ended January 31, 2020 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol “BKM” and on the NYSE MKT Equities Exchange under the symbol “PBM” until the voluntary delisting on April 29, 2016.  The Company’s shares also trade on the OTC under the symbol “PBMLF”.

Information about PBM can also be found on the TSX Matrix site at the following link:  https://tmxmatrix.com/company/BKM.

Overall Performance

The Company is required to conduct an Environmental Assessment to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the Morrison Copper/Gold Project.  An Environmental Assessment (“EA”) is usually conducted at a conceptual design level prior to detailed engineering.  The Company’s Environmental Assessment Application was based on a Feasibility level design, a comprehensive technical and economic study.

Years of science based study performed by qualified professionals in a number of scientific disciplines determined that our project could be constructed, operated and decommissioned without significant adverse effects on the local environment.  We were advised that the Assessment Reports from the BCEAO and CEAA contained statements of no significant adverse effects, which is the goal of any potential mining project.

PBM believes that any further assessment should be completed in support of the Mines Act/Environmental Management Act permits and would be completed after receiving the Environmental Assessment Certificate and prior to obtaining the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of a mine.

PBM believes that it has accommodated all of the concerns of the Ministry of Energy & Mines, Ministry of Environment and First Nations and proposes a project that uses unprecedented measures to be protective of the environment.  PBM has committed to constructing and operating the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

For the three month period ended April 30th

In February, PBM met with the EAO and discussed the draft submitted in December.  Katherine St. James (EAO) requested that the words in the document be reduced to what is required without additional details and that statements of intent be strengthened from “cans” to “wills”.  She asked if there was anything that PBM wanted to address at the meeting.  PBM responded that we would like a clarification on the name of the stream that connects Morrison Lake with the Morrison Arm as it has been called Morrison Creek and Morrison River.  Also, PBM would like to clarify the statement made in 2012 that Morrison Lake is located at the headwaters of the Skeena River.  PBM has never agreed with that statement and has asked for a clarification of this.  Subsequent to the meeting, PBM was advised that the connecting stream is called Morrison Creek not Morrison River, according to the FLNR (Forestry, Lands, Natural Resources Ministry) database, but the clarification of the headwaters comment was not forthcoming.

On March 5, 2020, Dr. Andrew Weaver, MLA, directed a question to Bruce Ralston, the Minister of Energy, Mines and Petroleum Resources, during Question Period in the Legislative Assembly of British Columbia.  Dr. Weaver asked about the regulatory inconsistencies facing the Morrison mine project.  He stated: “I’m sure every member of this House will agree that a stable regulatory environment is key to maintaining B.C.’s reputation as a welcoming place to do business.  This means that the approval of natural resource projects must be based on scientific evidence and not politics.  Yet in 2012, upon recommendation from the executive director of the environmental assessment office, the B.C. Liberals rejected the Morrison mine project proposed by Pacific Booker Minerals, despite it having received a positive environmental assessment.  In justifying their decision, they cited environmental concerns about the effects of the mine on water quality in Morrison Lake and local salmon populations, despite already having a positive environmental assessment.”  He continued “A key element of the previous government’s unrealistic strategy for natural resource development revolved around, as we all know, LNG.  We know that certain natural gas projects were located in areas close to the Morrison mine.  Comments from groups engaged in the Pacific Booker project have indicated that the province was facing significant pressure to avoid reopening discussions around the Morrison mine in order to obtain the support necessary for the Prince Rupert gas transmission line.”  Dr. Weaver’s website states “I was not particularly impressed with the Minister’s response to my questions.  I intend to explore this issue further in the coming weeks.”

Prior to his election in May 2013, Dr. Weaver served as Canada Research Chair in climate modelling and analysis in the School of Earth and Ocean Sciences at the University of Victoria.  He has been a Lead Author on the 2nd, 3rd, 4th and 5th Intergovernmental Panel on Climate Change's scientific assessments and has authored or coauthored over 200 peer-reviewed, scientific papers and was the Chief Editor of the Journal of Climate from 2005-2009.

On April 17, 2020, PBM announced that the mining lease for the Morrison project, which was issued in July 2019 for an initial term of one year, has been extended to December 31, 2021 by an order from the Chief Gold Commissioner.  The order extends the time frame for registering work requirements or registering revised expiry dates for all existing mineral and placer claims due to the impacts of COVID-19.

Prior to January 31, 2020

The Company commenced baseline data collection to support the information requirements for the Application in 2002.

In October 2002, PBM outlined project plans and development schedule to BC Energy, Mines and Petroleum Resources (“BCEMPR”), BC Environmental Assessment Office (“BCEAO”), BC Ministry of Environment (“MOE”), BC Ministry of Forests (“MOF”), Canadian Environmental Assessment Agency (“CEAA”), Lake Babine Nation (“LBN”) and the Village of Granisle.

On September 30, 2003, PBM entered the Pre-Application stage of EA.  PBM submitted the draft Terms of Reference on October 14, 2005.  The Company attended various meetings and working group sessions and PBM was issued the Section 11 Order identifying the scope, procedures and methods for the Environmental Assessment on January 18, 2008.  On November 17, 2008, the revised draft Application Terms of Reference was sent out for Public comment.  On May 21, 2009, the approved Terms of Reference was issued.  On September 28th, PBM submitted the EAC application and was notified on October 27th that the Application failed Screening.

Starting in January 2010, PBM conducted additional drilling to further characterize pit walls, and collected additional water quality samples and measured water flow and in situ properties of streams 5, 7, 8, 10 and Morrison Lake and collected visual estimates of flow in stream 6 and other minor streams.  On May 27th, the Application (Addendum) was re-submitted to BCEAO and accepted for review on June 28th.  On July 22nd, the 70 day public and working group comment period started and lasted until October 24th.

In September and October 2010, field work continued:  sampling ARD cubes and barrels, checking meteorological station & downloading data; Water Quality sampling (Morrison Lake, Booker Lake and other streams); Nakinilerak Lake sampling; investigation regarding Harmful Alteration, Disruption or Destruction of fish habitat and a Fish Habitat Compensation Plan.

Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued in 2011.  PBM receives report from LBN on Salmon Spawning.  Scoping of moose & mule deer survey completed.

On March 16, 2011, the Gitxsan Chiefs Office and the Gitanyow Hereditary Chiefs’ Office were included in “First Nations”.

In July 2011, PBM submitted the updated information (Review Response Report #2) and the review resumed again and on September 6th, EAO issued the draft Assessment Report for comments.

In September 2011, a field program was conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.  EAO requested a 3rd Party Review on Hydrogeology and Water Quality.  The 3rd Party Review concluded the scope of hydrogeological site characterization work completed to date may exceed baseline data collected for EAC applications of other mining projects in B.C.

Additional meetings and revisions to the application continued including discussion on lining the Tailings Storage Facility with a geo-membrane and the placement of the diffuser in Morrison Lake.  PBM committed, if required, to lining the Tailings Storage Facility with an engineered soil barrier and/or geo-membrane to limit seepage into the receiving streams and Morrison lakebed to meet water quality objectives that are protective of salmon spawning habitat and stream aquatic habitat.

On August 21, 2012, BCEAO completed the Environmental Application Review Stage and their referral documents were submitted to the Ministers for decision.  PBM received the final Certified Project Description and the Table of Conditions that had been submitted to the ministers, and on August 29th, PBM received the (unsigned) Environmental Assessment Certificate #M12-01.

Following the refusal by the Ministry of Environment to issue an EAC for the project on October 1, 2012, the Company challenged that decision in the BC Supreme Court.  The December 9, 2013 decision of the Court stated that the rejection failed to comport with the requirements of procedural fairness and that Pacific Booker should not have been prevented from learning at least the substance of the recommendations and the decision stipulated that Pacific Booker and the interveners would be entitled to be provided with the Executive Director’s recommendations to the Ministers, and would be entitled to provide a written response to the recommendations.

On January 24, 2014, the Company received a letter from the EAO outlining their key concerns.  In March, KCB’s letter that accompanied the technical response stated “the document continues to support our opinion that the Project will not have a risk of significant adverse environmental effects and addresses the main items of concern identified by the EAO Decision Response Document”.  KCB’s report states their belief that the design is protective of the environment and presented clarification of the rationale and the potential for environmental effects.  Further supporting that assessment, three Technical Expert Opinions were included for lake modeling of water quality predictions, aquatic effects and geomembrane liners.  BCEAO allowed to April 25th for the members of the Working Group to submit their responses to that report.  On April 29th, PBM was advised that the second phase of the reconsideration process was complete and was given until May 23rd to reply.  PBM submitted a report, prepared by KCB, in response to the new items raised by the Working Group.  On July 4th, the EAC application was referred to the Minister of Environment and the Minister of Energy and Mines for reconsideration, stating a 45 day timeline (subject to any extensions) for a decision by the Ministers.  On August 18th, the Minister of Environment suspended the environmental assessment pending the outcome of the Independent Expert Engineering Investigation and Review Panel of the tailings dam breach at the Mt. Polley mine.

The Independent Review Panel Report on the investigation into the failure of the tailings storage facility (“TSF”) at the Mount Polley Mine was released on January 30, 2015.

On February 20, 2015, PBM received a letter from Doug Caul, Associate Deputy Minister, BCEAO, providing PBM an opportunity to comment on the Mount Polley Investigation and Report in relation to the Morrison project, focusing on the potential implications of the recommendations of the Report when applied to the Morrison project and effects relating to its proposed tailings management facility.  On March 20th, PBM submitted a report, prepared by KCB, in response to the Recommendations.  The report continues to support their opinion that the Morrison project has been designed using Best Available Practices and can be safely constructed, operated, and closed to protect the environment.  On April 17th, the responses from the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs to the March 2015 report from KCB were posted on the e-PIC site.  On May 8th, PBM submitted a response to the Aboriginal groups’ comments on both the Mount Polley Independent Technical Review Board Panel Report Recommendations and the Company’s response to the Report, including a letter, prepared by Harvey McLeod of KCB, which addresses the points raised in the April letters from the First Nations.  On June 10th, PBM announced that the Minister of Environment had lifted the suspension.  The time period remaining for the environmental assessment of the Morrison Project was 30 days, ending on July 9, 2015.  On July 8th, PBM announced that the Minister of Environment and the Minister of Energy and Mines made a decision under Section 17(3)(c) of the Environmental Assessment Act, ordering that the Morrison Project undergo further assessment.  The scope of the further assessment includes many components which are required to be completed in support of the Mines Act/Environmental Management Act permits and was planned to be completed prior to applying for permits after receiving the EA Certificate.

On December 23, 2015, the Company submitted a document in response to the July decision by the Minister of Environment and Minister of Energy & Mines that the Morrison Project undergo further assessment.  The document was acknowledged as received by Kevin Jardine, Associate Deputy Minister, BC Environmental Assessment Office.

On February 16, 2016, three PBM directors and Robin Junger, of McMillan LLP, attended a meeting in Prince George at the request of the Lake Babine Nation (“LBN”).  Dominique Nouvet of Woodward and Company (legal firm handling treaty negotiation matters for LBN) initiated the meeting on behalf of the LBN and was in attendance.  The Chief and Councillors spoke from prepared notes.  Our directors were advised that the LBN’s Chief and Council would not support the Morrison project at this time.  An announcement had been prepared and released to a newspaper by the LBN in advance of the meeting.  On the same day as the meeting, the announcement was posted on the LBN website stating “BC rejected this Mine for good reason in 2012”.  Contrary to that statement is the judgement from BCEAO of no significant adverse effects.

The Company, through counsel at Hunter Litigation Chambers, filed two separate requests to the Environmental Assessment Office, the Ministry of Environment, the Ministry of Energy and Mines and the Ministry of Forests, Lands and Natural Resource Operations to access records under the Freedom of Information and Protection of Privacy Act, to obtain further information relating to the July 2015 decision of the Ministers that the Morrison Project undergo further assessment and to obtain the professional qualifications of three reviewers involved in assessing the Environmental Assessment Certificate application.

These requests were submitted in September 2015 and January 2016.  By January 31, 2017, the Company had received some information under the FOIPPA and reviewed that material.  From the material received from the FOI requests, PBM became aware of communications between the deciding Ministers and interested parties during the decision phase of the original review.  These communications were not provided to PBM and may have contained items that were not factual, but were accepted as fact.

PBM prepared a corporate presentation to assist with correcting the misinformation that has been disseminated and accepted during the process.  The presentation is available on our website at http://www.pacificbooker.com/pdf/corporate_presentation.pdf.

On February 2, 2017, the Company posted a video on the company website.  The video shows the Morrison Project location, the mine site plan (showing the proposed open pit and tailings management facilities and the changes in those items over the anticipated life of the mine), the processing plant and a tour of the main waterways between the project site and the Pacific Ocean.  The video is posted at:  http://www.pacificbooker.com/property.htm.

PBM completed water monitoring work on the Morrison Lake to provide a full year (May 2016 to May 2017) of consecutive data.  The monitoring program was conducted using temperature loggers to obtain continuous concurrent measurements of Morrison Lake inflow/outflow temperature and lake thermal stratification to determine the lake’s mixing patterns over a year-long timeframe.  In addition to collecting continuous temperature data, profiles were collected regarding specific conductivity, dissolved oxygen (both % saturation and milligrams per litre), pH and temperature.  The data collected during this thermal stratification study will provide information for detailed modelling of diffuser inputs to the lake and supports the stratification assumptions made by Dr. Laval and Dr. Lawrence during their independent environmental affects assessments of the proposed Morrison Lake diffuser.

The report concludes that the Morrison Lake is a typical dimictic lake, with waters that mix from top to bottom during two mixing periods each year, with stratification beginning in the spring, strengthening through the summer and then breaking down through the fall.  Stratification is the natural separation of water in a lake into layers due to the change in water's density with temperature.  The 2016 Morrison Lake Thermal Stratification Study interim report and the Supplement (final) report can be found on the reports page of our website at:  http://www.pacificbooker.com/reports.htm

During the BC Election campaign in April and May 2017, PBM sent individual emails to 86 Liberal, 80 NDP and 79 Green Party Candidates on 14 days during the campaign and those emails were subsequently sent to approx. 1,000 subscribed individuals in our news list.  The purpose of these “plain language” communications was to give the readers an understanding of our experience during the judgement phases of the Environmental Assessment process and the impact of the decisions made by the Ministers involved.  The emails have been compiled and has been posted on our website at:

http://www.pacificbooker.com/pdf/2017%20Campaign.pdf

The Company followed the news media coverage of the new provincial government and observed the processes used.  PBM has noted that new individuals have been posted on the Morrison EAO Project Information website as Project Lead, Executive Project Director and a Compliance & Enforcement Lead.  The updated information is shown at the following link:

https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/project-details

In February 2018, PBM sent a letter to Premier John Horgan, Andrew Weaver (BC Green party leader), Andrew Wilkinson (BC Liberal party leader) and David Eby (Attorney General) and reminded them of the issues we face and requesting that they address the wrong done by the October 2012 unfair decision to refuse to grant the EAC for the Morrison project.  In April 2018, we also sent a letter to the same 4 individuals and cc’d the Chief and Council of the LBN, advising the readers of the history of our relationship with the LBN.

PBM received a response from David Eby which expressed the opinion that PBM had been given the opportunity to respond to the “unfavourable recommendations of the Executive Director of the Environmental Assessment Office before the Minister’s decision was made.”  He indicated that as PBM did not seek judicial review of the Minister’s Order of July 7, 2015, the Order remains if effect.  He also said “I appreciate your taking the time to write.”

PBM replied to the Attorney General thanking him for responding to our letters.  We reminded him that the Environmental Assessment Office (and the Working Group) was not mentioned as part of the reconsideration process in Justice Affleck’s remedy and therefore, PBM does not agree with the statement that “Pacific Booker has since been provided with an opportunity to make representations to the Ministers, as anticipated by Justice Affleck’s decision.”

We also reminded Mr. Eby that when the reconsideration process was completed, the report titled Recommendations of the Executive Director (dated September 20, 2012) was included with the referral documents.  That report should not have been included in the new referral as it was part of the decision that was quashed by the court in December 2013.

PBM concluded the letter to Mr. Eby with the statement:  “All we are asking for is a fair and unbiased review.  But with the Order from the previous Ministers still in effect, we have little hope of getting an unbiased review when we can’t even get the EAO to clarify the precise nature of the environmental work required by Schedule A of the Section 17 Order.”

At no time in the reconsideration process did PBM have direct communication with the Ministers.  All communications were with the EAO.  And even when we directed our correspondence to the Ministers, it was answered by the EAO, as was the case in April 2016, when PBM’s council (John J.L. Hunter, Q.C.) addressed a letter to the Ministers of Environment and Energy and Mines.  The response was received from Kevin Jardine (Associate Deputy Minister, Environmental Assessment Office) as follows: “I am responding to your letter dated April 5, 2016, addressed to the Ministers of Environment and Energy and Mines (Ministers).  As your enquiry falls under the responsibility of the Environmental Assessment Office (EAO) I have been asked to respond on their behalf.”

In May 2018, PBM completed an analysis of the documents that were submitted by Derek Sturko as the Recommendation of the Executive Director to the Ministers for the 2012 decision.  The document has been posted at:  http://www.pacificbooker.com/reports.htm.  PBM sent a letter (and supporting documents) to George Heyman (Minister of Environment and Climate Change Strategy) and to Michelle Mungall (Minister of Energy, Mines and Petroleum Resources) and cc’d Premier John Horgan, Andrew Wilkinson, Dr. Andrew Weaver and David Eby.  In our letter, we reminded the new Ministers who we are and included a little snapshot of our history in the EAO process.  We also stated “If the EAO had enough information to determine that the Morrison Project would not have any significant adverse effects, the further assessment decision appears to be a way to say no without actually saying no.  In reference to the letters submitted to the original ministers as part of the original referral package, we would like to ask why those with opposing views can request a refusal of a certificate based on beliefs without having to support that belief with facts, but the proponents must have science based facts to support any opinion.”  We also asked “As the new ministers, we request that you give our application a fair and impartial review.”

In June 2018, the BC Government announced that it was changing the environmental assessment process to ensure the legal rights of First Nations are respected and the public’s expectation of a strong, transparent process is met.  Changes to B.C.'s environmental assessment process are focused on enhancing public confidence by ensuring impacted First Nations, local communities and governments and the broader public can meaningfully participate in all stages of environmental assessment through a process that is robust, transparent, timely and predictable; advancing reconciliation with First Nations; and protecting the environment while offering clear pathways to sustainable project approvals by providing certainty of process and clarity of regulatory considerations including opportunities for early indications of the likelihood of success.  A Discussion Paper was released which outlined the proposed changes and a public comment period was held.

In September 2018, an update from the BC Government on the EA revitalization process called the “What We Heard” Report was released, outlining the feedback that was received during the public comment period.

In October 2018, PBM sent a comment letter to the Environmental Assessment Advisory Committee, directed to the Committee co-chairs, that a requirement for the disclosure of a “vested interest” by any person or group commenting on the revitalization should have been part of the process, so that the opinions provided can be considered in the appropriate context.  In the Comment paper tabled by Lake Babine Nation (presented by Councillor Bessie West, Councillor Verna Power, Betty Patrick, and Dominique Nouvet and referenced in the “What we Heard” report), Ms. Nouvet has not identified herself as a legal professional in that report or that she (or the firm she works for) has been hired by the LBN to represent them on treaty matters.  Ms. Nouvet is not a member of the Lake Babine Nation.  She is a Member of the Law Society of B.C. and is a Senior Counsel with Woodward & Company LLP.  The firm’s website states that they “work exclusively for First Nations governments and organizations in their quest for justice”.  We believe that anyone reading the comments “submitted” by the LBN should have the knowledge that Ms. Nouvet is a legal professional that makes her living by representing First Nations in treaty matters, and is not an individual with environmental expertise or an individual that would be impacted by the development of a mine in the Lake Babine Territory.  Advocates that are motivated by personal financial consideration are not generally unbiased.  With treaty negotiations ongoing between the BC Government and the Lake Babine Nation, the Morrison project became a “political football” in both the treaty negotiation process and in the LNG pipeline process.  Both of those matters are outside of the scope of the EA process, yet had a significant impact on our relations with the Lake Babine Nation and on the Morrison review.

PBM also sent the same comments (with some additional details) to George Heyman, Minister of Environment and Climate Change Strategy and to Michelle Mungall, Minister of Energy, Mines and Petroleum Resources and cc’d those comments to John Horgan, Andrew Wilkinson, Dr. Andrew Weaver, and David Eby.

PBM received a letter from Kevin Jardine, Associate Deputy Minister of the Ministry of Environment, on behalf of the Minister, George Heyman.  The letter acknowledged our comments on the EA revitalization and acknowledged our concerns relating to the EA of the Morrison Copper/Gold Project and noted that the further assessment process remains underway.

The 2018 Environmental Assessment Act was given Royal Assent on November 27th.  The 3rd Reading text of the act was the one voted on and is available online.  Before making a recommendation, the chief executive assessment officer must seek to achieve, with respect to the recommendation, consensus with participating Indigenous nations.  One of the most significant items is in Section 29 - Decision on application   Section 4 (c) states that on receipt of a referral under subsection (1), the ministers must, within 30 days of receiving the referral, (i) issue an environmental assessment certificate to the proponent and attach any conditions to the certificate that the ministers consider necessary, including, without limitation, conditions respecting payments to be made for initiatives to mitigate effects of the project, or (ii) refuse to issue the certificate to the proponent.  Please note that the 3rd option of further assessment required is no longer available.  And the reasons for the recommendations must accompany the documents.

In July 2018, the Lake Babine Nation elected a new chief and councillors.  Gordon Alec is the new chief and many of the councillors are new to the position.  PBM has written to the new chief congratulating him on his win and stating that we would be very pleased to be able to meet with him at his convenience to introduce ourselves and to answer any questions he may have.  In November 2018, PBM again wrote to Chief Alec and said “I reached out to you directly, disregarding the past instructions not to communicate with the Chief and Council of the Lake Babine Nation and that all communications must be directed to Dominique Nouvet, of Woodward and Co.  I would prefer to meet with you "one on one" to be able to discuss the Morrison project.  After we have come to an understanding of our matter, then we can reach out to an appropriately qualified individual to proceed with further arrangements and/or discussions, as necessary.  We hope that you will consent to a meeting where we can discuss these matters.”  To date, we have not received a response from the Chief.

The Company had also been made aware of an online video posted by Raven Trust to raise funds for a legal challenge to "Save the Morrison".  In July 2018, PBM sent a letter to Raven Trust to make them aware of some incorrect or misleading statements in the video and the text presented.  The video can be found at: https://raventrust.com/save-morrison-lake/.

In February 2019, PBM received a letter from Kevin Jardine, Associate Deputy Minister, EAO, which stated in part:  “As you note, the new Act, which is not yet in force, does not include an option for reassessment.  However, if and when the Lieutenant Governor in Council brings the new Act into force, the order for reassessment made by Ministers in July 2015 will continue to be in effect under the transition provisions of the new Act.  The order for reassessment will continue in force until it is suspended or cancelled under the new Act.  The Environmental Assessment Office will conduct the reassessment consistent with its practice and procedures as they evolve and are informed by the principles of the new Act.”  It also included the following:  “As you know, the order for reassessment provided that the reassessment must be completed within three years of the approval of the SAIR.  This timeline was based on the assumption that the first step set out in section 5.1 of the reassessment order, the provision of the draft SAIR, would be completed in a reasonable time frame.  Given that three and a half years have now passed since the order was made by the Ministers, some consideration may need to be given to whether the information provided in the Application has become outdated and what, if any, steps may be required in order for information to be updated in order for Ministers to make an informed decision.  I note in your letter your desire to advance this Project.  If that is the case, please advise, within 30 days of your receipt of this letter, when you will provide the draft SAIR for review.  If I do not hear from you in this regard, or if you are unable to commit to a date by which you would provide the draft SAIR, then I will consider the appropriate next steps to ensure this proceeds in a timely manner or is otherwise concluded.”

In March 2019, PBM answered Kevin Jardine and said “We will prepare the draft SAIR for   review.  We expect that we will require 30 days to provide that document.  Our issue with the SAIR has to do with the fact that the original decision announced on October 1, 2012 was based on the referral documents provided by Derek Sturko to Ministers Lake and Coleman.  It appears that the original decision was based on incorrect information.  Because of the incorrect information provided to the Ministers, and the statement from the EAO representatives that we would need to start the entire process again if we wanted the certificate, and that we could not get the Ministers or the EA to address any of the errors or even review the facts, we had no choice but to seek the assistance of the court to preserve the progress we had made to date.  We were very pleased with the judgement from the court as we believed that a new referral would correct the misinformation that was part of the original decision.  Unfortunately, that was not the case.  After an additional year went by and more responses were required on matters outside of our terms of reference, including the dam failure at Mt. Polley, we were finally in the decision phase again.  We were disturbed that the EAC Rejection Response Report, dated October 30, 2012, prepared by our Qualified Professional (Harvey McLeod, P.Eng of Klohn Crippen Berger) was ignored.  This document was emailed to the ministers and posted on the Company's website in October 2012. And even more disturbing to us was that the Executive Directors Recommendation of September 2012 was part of the referral documents yet again.  With all of the misinformation again presented to the Ministers, we end up with the decision of Further Assessment Required.  We are now prepared to proceed with the hope and expectation that a meaningful two way discussion on the necessary details will be part of the next phase in our long stay in the EA process.”

In April 2019, PBM submitted a first draft document and stated:  “Please find enclosed our first attempt at preparing the draft SAIR for review.  We hope that this document will be a starting point for the preparation of a document that will meet the need dictated by the Section 17 order.  We found it difficult to find any comparable documents online to use as a guideline and/or example of what is expected in a report of this nature.  The only SAIR we could find was the one for Garibaldi At Squamish Project from November 2013 and it is for an all-season resort, not an easy comparison to a mining project.  We look forward to your feedback on this early version.”

On June 18, 2019, PBM received a letter from the BCEAO in response to the document submitted April 4th.  Kevin Jardine, Associate Deputy Minister, Environmental Assessment Office replied with “Thank you for the letter dated April 4, 2019.  I have reviewed and am responding to your initial draft Supplemental Application Information Requirements (SAIR) submitted in response to the Section 17(3)(c)(iii) Order (Section 17 Order) issued by the Ministers under the Environmental Assessment Act on July 7, 2015.  While I appreciate the opportunity to review an early draft, the content of this version of the draft SAIR does not appear substantially different from the version provided on December 23, 2015, which was found to not contain the information requirements set out in the Ministers' Order.  Below I have provided some additional detail as to why the draft SAIR is not adequate”.  He provided some additional details on responding to certain sections of the Section 17 Order.  He also stated “In order for the EAO to complete the further assessment of Morrison Mine, the EAO requires that a revised draft SAIR that materially addresses the requirements in the Ministers' Order be submitted by September 3, 2019.”  PBM was expecting that the document submitted would not be considered acceptable by the EAO, but would start the discussion on what is required.  PBM stated this to Mr. Jardine in our covering letter dated April 4th.

On July 19, 2019, the BC Chief Gold Commissioner issued a mining lease for the Morrison mine project (mineral claims 625123, 625143 and 625183, encompassing approximately 1,090 ha) for an initial term of one year.  These three mineral claims are located along the east shore of Morrison Lake.  PBM had submitted an application in 2012, which was not completed at that time because of the October 2012 decision.  The mining lease application area is located within the consultation area of the Lake Babine Nation (“LBN”) and the Yekooche First Nation (“YFN”).  According to the Gold Commissioner’s Reasons for Decision report, consultation began February 5, 2019 by notifying the LBN and the YFN of the application and inviting input on how the mining lease may impact their Aboriginal rights and title.  No response was received from YFN.  LBN responded by stating their firm opposition to a decision to issue a mining lease and requested an in-person meeting with the statutory decision maker.  On February 26th, the Chief Gold Commissioner met with representatives of the LBN.  On April 12th, the Chief Gold Commissioner sent a letter to PBM and LBN indicating that he was considering a decision to issue a mining lease for an initial term of one year.  In May 2019, the LBN responded to his letter re-stating their objections and that the decision should be to not issue the lease.  PBM responded that we did not object to a decision to issue a mining lease for a one-year term.  The Ministry of Forests, Lands, Natural Resource Operations & Rural Development (“FLNRORD”) provided a consultation summary report, dated June 26, 2019, which provided information regarding the consultation on the mining lease application and indicated that consultation had been completed.  In the Chief Gold Commissioner’s conclusion, he stated “I am satisfied that the consultation process has been reasonable and appropriate.  I have considered relevant facts and submissions, even if they are not specifically identified in this document, and I am of the view that a decision to issue a mining lease, with an initial term of one year, will not significantly impact the Aboriginal rights and interests of the LBN and the YFN.  The applicant has fulfilled the requirements of the Mineral Tenure Act by completing a survey approved by the Surveyor General, posting a notice in the prescribed form in the office of the Chief Gold Commissioner, and publishing a notice in one issue of the Gazette and in local newspapers, as required.  For these reasons, I am satisfied that it is reasonable to issue a mining lease according to the approved surveyed boundaries that comprise the area of existing mineral claims 625123, 625143 and 625183 for a term of one year.”  A mining lease conveys the exclusive right to all minerals on the lease area to the recorded holder but does not authorize mining activities required or related to the production of minerals.  A recorded holder of a mining lease may register an application to renew the term of the mining lease for a period of up to thirty years.  The renewal of the term of a mining lease is subject to the approval of the Chief Gold Commissioner that the mining lease is required for a mining activity.

PBM submitted the next draft of the SAIR document to the BCEAO on August 29th.  The receipt of the document was acknowledged by email.  We expected that the document and covering letter would be posted on the EPIC site.  The document was posted at our request but the covering letter has not been posted and no response from Kevin Jardine has been received.

On Friday, August 30th, Katherine St. James, A/Project Assessment Director, EAO, left a voice message on our office phone at 3:38pm.  PBM returned the call to Katherine the next week and spoke to her around 3:30pm on Wednesday afternoon.  She said that they wanted to open a dialog for the path forward and suggested a meeting to “get on the same page”.  We made a plan for an initial conference call with Harvey McLeod of KCB, PBM and the EAO.  Emails were exchanged to arrange the meeting which was scheduled for Thursday the 12th between 1:30 and 2:30pm.  The conference call started with 3 individuals from the EAO, Harvey McLeod from KCB and a PBM representative.  Katherine took the lead for the EAO and stated that the meeting’s main focus would be the SAIR requirements.  Harvey requested a high level overview of the needs from Katherine.  She replied that we need to complete the SAIR with mostly additional information on the topics listed.  Harvey said that was very challenging for us as our opinion was that these items had been addressed and that we don’t know what else we could do.  He felt that if someone said that there were deficiencies, then we need to know what the deficiencies were.  Katherine replied that the Ministers had decided that more information was required.  Harvey commented that we can’t address a deficiency if we don’t know what it is.  Harvey also said he would like to engage with the technical people to clarify the needed information.  EAO said the best way to start is for PBM to suggest possible additional information that could be provided to start the discussion with the technical staff.  Shelley Murphy (EAO) stated that the SAIR needed now is a plan only and a proposal for discussion with the technical requirements and asked if PBM was willing to go forward with the report on this basis.  PBM’s response was “that we would if Harvey felt we could do so” and we indicated that it would be at least a month before we could submit anything.  On October 17th, we advised the EAO that KCB had started preparing a response.  Because there are a few areas to be addressed and items to be considered, and we did not want to submit a document that had been rushed, we would not be able to provide a response as Harvey would be out of town on a work assignment for the next couple of weeks and would not be able to provide PBM with his response until approx. the middle of November.  After that, PBM should be able to provide a “draft for discussion”.

With the coming into force of the Impact Assessment Act on August 28, 2019, the federal environmental assessment of the Morrison Copper-Gold Project under the Canadian Environmental Assessment Act (CEAA 1992) was terminated.  Due to the refusal of the BC Environmental Assessment Certificate in October 2012, the Federal timeline was paused by a request for information regarding how the Company intended to address the concerns identified in that decision.  To advance the Project now, PBM is required to submit an initial Project Description to the Agency.  Any relevant information gathered for the environmental assessment under CEAA rules may be used to inform any process steps under the IAA.  PBM intends to submit a description of the Project in accordance with the requirements of the IAA, as soon as possible and intends on referencing the relevant information gathered for the EA to inform any process steps under the IAA.

Early in December, PBM received the recommendation from KCB and forwarded a “draft for discussion” to Katherine St. James of the BCEAO on December 12th.  This draft incorporated the recommendations for work programs prepared by Harvey McLeod and a “Proponent Statement on the Additional Information Request”.  The content of the Proponent statement was a summary of our history with the EAO and some of the issues PBM has with the process and decisions made by the EAO.

PBM’s 2012 Application provided information in compliance with the original Terms of Reference, the document that identified the issues to be addressed and the information that must be provided in the Application before it could be submitted for a decision.  Prior to the refusal to grant the Morrison EAC in September/October 2012, PBM had provided sufficient information for the Federal and Provincial reviews to prepare final draft reports that concluded that the project would not likely cause significant adverse environmental effects with the implementation of the proposed and agreed to mitigation measures.  As both the federal and provincial assessments appeared to conclude that the project, with the mitigation measures proposed and commitments made, is not likely to cause significant adverse effects, PBM has questioned the July 2015 decision that “further assessment is required”.

On January 13th, Katherine, BCEAO, emailed as follows:  “Thanks for your submission of the draft SAIR for discussion.  We have reviewed it, and it is improved but could still use some work.  For the next step, we would like to suggest that we meet in person to discuss this draft and what is left to be done”.  A meeting was arranged for February 12th, to be held in the EAO office in Victoria.

During the three month period ended April 30, 2020, the Company did not announce or complete any private placements, did not issue any common shares and did not grant or cancel any options.

Outlook for 2020/21

Early in 2020, the global outbreak of COVID-19 had a significant impact on a lot of businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders.  PBM does not anticipate any significant impact in the short term as we are well financed and not currently subject to commodity prices and or currency changes.  At this time, the extent of the long term impact that COVID-19 may have on the Company is unknown as this will depend on future events that cannot be predicted with confidence at this time.

PBM intends to submit a description of the Project to the Federal authority in accordance with the requirements of the Impact Assessment Act, as soon as possible and intends on referencing the relevant information gathered for the EA to inform any process steps under the IAA.  The document is underway.

The Company’s audited financial statements and the Management's Discussion and Analysis (Form 51-102F1) for the year ended January 31, 2020 have been filed on sedar and are available for downloading on our website at http://www.pacificbooker.com/financials.htm.  If you would prefer a copy sent by regular mail, please complete the area on that page to request it.  The mailing information provided will be used for that purpose only.

The Company has also filed its 20-F Annual Report for the year ended January 31, 2020 on the US Securities and Exchange Commission's EDGAR website at:

https://www.sec.gov/Archives/edgar/data/1319150/000121716020000035/0001217160-20-000035-index.htm and link to the 20-F can be found at:

http://www.pacificbooker.com/financials.htm.

The Annual General Meeting was held at the Company's office on Thursday, June 18th, at 1:30 pm.  The AGM notice, information circular and proxy samples have been posted on SEDAR.   A total of 65 shareholders were represented in person or by proxy, representing 30.69% of our issued and outstanding shares.  All nominated directors were re-elected to the board and all resolutions passed with more than 90% of the voting “for” the resolutions.

PBM has always intended for the Morrison Mine, which is located in an historical mining area, to be operated in a way that will not impact in a negative manner on the surrounding communities.  PBM preferred to hire local workers and use local suppliers during the time of the exploration and intends to continue that practice during the construction and operation of the mine.

Subject to receiving the required permits and authorizations, mine construction will proceed with the following activities:

•

Apply for permits and other authorizations and licenses;

•

Finalize our contracting strategy for Pre-production and;

•

Tender Pre-Production Contracts (EPC);

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Proceed with procurement including ordering long lead time items (i.e. HPGR, etc);

•

Site Engineering Survey; and

•

Detailed Engineering and Design

The Company’s current share capital is approx. 20 million shares fully diluted including 250,000 common shares to be issued to Glencore LC (formerly Noranda, Falconbridge, Xstrata) upon the start of commercial production as part of the purchase agreement with Noranda.

Results of Operations

A significant expense on the Statement of Comprehensive Loss is the recording of the option based payments and the offsetting contributed surplus in equity. As a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The cost is added to our operating expenses with a corresponding increase in the Company’s equity. The option based payment expense is allocated, in proportion to the number of options granted, to our operating expense accounts for Consulting fees, Directors fees, Investor relations fees and Professional fees.

For the three month period ended April 30, 2020 compared with April 30, 2019

There was no option based payment expense (2019 - $nil) for the period.  The loss shows as $88,881 for the 2020 period compared to $208,816 for the 2019 period.  The difference between these two periods was $119,935, with 2020 lower.  The largest amount difference was in Investor Relations fees which were lower by $99,000 in the 2020 period reflecting the increase in fees paid/payable to John Plourde for the 2019 period.  The next largest amount difference was in Shareholder information and promotion which were lower by $21,018 in the 2020 period, due to a cost for assistance with shareholder relations, additional poster printing and a lunch meeting with investors in New York in 2019.  The next largest amount difference was in Foreign exchange gain/loss with a gain of $15,309 in the 2020 period compared to a gain of $5,213 in the 2019 period, for a difference of $10,096. The next largest amount difference was from the gain on the 2019 disposal of the company truck in the amount of $6,491 due to the trade in value of $8,000 (plus PST charged at 10%) for the truck less a book value of $2,309.  The next largest amount difference was in Travel which was higher in 2020 period by $2,780 due to the cost of conference attendance.  The next largest amount difference was in Office Rent which was higher in the 2020 period by $2,369 due to the increased rental cost on the current contract.  The next largest amount difference was in Filing and Transfer agent fees which were lower in the 2020 period by $2,284 due to the warrant certificates issue cost in 2019, offset by a higher fee paid to the TSX-V Exchange.  The next largest amount difference was in Depreciation which was higher by $1,521 in the 2020 period due to the depreciation on the new truck.  The next largest amount difference was in Professional fees, which were lower in the 2020 period by $1,449 due to a reduction in legal fees.  The other expenses were within $1,000 (plus or minus) of the 2019 period amounts with the difference noted as follows:  Finance income ($126 higher in 2020), Office and miscellaneous ($905 higher in 2020) and Telephone ($28 lower in 2020).

During the 2020 period, the Company incurred $nil in exploration & evaluation expenditures on the Morrison property compared to $nil in 2019 period.

At the beginning of the period, the cash held was $1,887,924 (2019 - $564,507).  Cash used in operations was $72,290 (2019 - $36,674).  Cash raised from sale of shares was $nil (2019 - $1,575,565).  Cash used to fund exploration activities was $nil (2019 - $nil).  Cash used to purchase fixed assets was $nil in the 2020 period (2019 - $$62,633 offset by a gain on disposal of $2,309).  The net change in cash for the period was a decrease of $72,290 (2019 - $1,478,567 increase) leaving the Company holding $1,815,634 (2019 - $2,043,074) in cash at the end of the period.

Liquidity

The Company does not yet have a producing mineral property.  The Company’s only source of funds has been from sale of common shares and some revenue from reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2020, the Company reported a net loss of $1,061,028 ($0.06 per share) compared to a net loss of $283,552 ($0.02 per share) for the year ended January 31, 2019.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in January 2021.  Details on the financial obligations are detailed in our annual financial statements (Note 3m & Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Glencore LC (originally Noranda Mining and Exploration Inc, which was subsequently acquired by Falconbridge Limited,   which was subsequently acquired by Xstrata LP, which was subsequently acquired by Glencore) for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Related party transactions were made for services provided in the course of normal business operations with 2 directors and an officer of the Company.

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to John Plourde, a PBM director, for shareholder relations and financing duties, in the amount of $33,000 (2019 - $132,000) for the current quarter.

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to Victor Eng, a PBM director, for consulting services, in the amount of $225 (2019 - $225) for the current quarter

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to Ruth Swan, a PBM officer, for accounting and management services, in the amount of $11,888 (2019 - $12,125) for the current quarter.

There are no ongoing contractual or other commitments resulting from the transactions.  Fees for these services amounted to $45,113 (2019 - $144,350) for the quarter.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $2,000 (2019 - $2,000) for the current quarter.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 3 of the annual financial statements.

Forward Looking Statements

This discussion does not include any forward-looking statements of a material nature in respect to the Company’s strategies.  The discussion following the heading “Outlook for 2020/21” does include a statement of future intent.  The discussion following the heading “Off-Balance Sheet Arrangements” discloses future obligations.  The Company will update or revise these forward-looking statements when and/or if there is a change in intent or future obligations.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2018	$ 30,608,811	$ -	$ 704	$ 400,029	$ 0.03
January 31, 2019	$ 30,472,301	$ -	$ 811	$ 283,552	$ 0.02
January 31, 2020	$ 31,867,283	$ -	$ 1,045	$ 1,061,028	$ 0.06

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
July 31, 2018	$-	$130,703	$130,703	$0.01
October 31, 2018	$253	$42,253	$42,000	$0.00
January 31, 2019	$558	$64,198	$63,640	$0.01
April 30, 2019	$-	$208,816	$208,816	$0.01
July 31, 2019	$2	$113,160	$113,158	$0.01
October 31, 2019	$257	$629,690	$629,433	$0.04
January 31, 2020	$786	$110,407	$109,621	$0.00
April 30, 2020	$126	$89,007	$88,881	$0.01

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the 6 month period ended July 31, 2018	$-	$177,912	$177,912	$0.01
for the 9 month period ended October 31, 2018	$253	$220,165	$219,912	$0.01
for the year ended January 31, 2019	$811	$284,363	$283,552	$0.02
for the 3 month period ended April 30, 2019	$-	$208,816	$208,816	$0.01
for the 6 month period ended July 31, 2019	$2	$321,976	$321,974	$0.02
for the 9 month period ended October 31, 2019	$259	$951,666	$951,407	$0.06
for the year ended January 31, 2020	$1,045	$1,062,073	$1,061,028	$0.06
for the 3 month period ended April 30, 2020	$126	$89,007	$88,881	$0.01

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at April 30, 2018	$4,832,500	$4,832,500
to July 31, 2018	-	-
to October 31, 2018	-	-
to January 31, 2019	-	-
As at January 31, 2019	$4,832,500	$4,832,500
to April 30, 2019	-	-
to July 31, 2019	-	-
to October 31, 2019	-	-
to January 31, 2020	-	-
As at January 31, 2020	$4,832,500	$4,832,500
to April 30, 2020	-	-
As at April 30, 2020	$4,832,500	$4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at April 30, 2018	$25,729,553	$(859,434)	$24,870,119
to July 31, 2018	-	-	-
to October 31, 2018	-	-	-
to January 31, 2019	-	-	-
As at January 31, 2019	$25,729,553	$(859,434)	$24,870,119
to April 30, 2019	-	-	-
to July 31, 2019	-	-	-
to October 31, 2019	2,106	-	2,106
to January 31, 2020	8,434	-	8,434
As at January 31, 2020	$25,740,093	$(859,434)	$24,880,659
to April 30, 2020	-	-	-
As at April 30, 2020	$25,740,093	$(859,434)	$24,880,659

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Received	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at April 30, 2018	$52,068,605	$ -	$ 17,124,354	$47,209	$ 38,580,595	$ 30,612,364
to July 31, 2018	-	-	75,426	130,703	38,711,298	30,557,087
to October 31, 2018	-	-	-	42,000	38,753,298	30,515,087
to January 31, 2019	-	-	-	63,640	38,816,938	30,451,447
As at January 31, 2019	$52,068,605	$ -	$ 17,199,780	$283,552	$ 38,816,938	$ 30,451,447
to April 30, 2019	1,575,565	-	-	208,816	39,025,754	31,818,196
to July 31, 2019	45,259	-	(20,259)	113,158	39,138,912	31,730,038
to October 31, 2019	534,052	-	306,610	629,433	39,768,345	31,941,267
to January 31, 2020	-	-	-	109,621	39,877,966	31,831,646
As at January 31, 2020	$54,223,481	$ -	$ 17,486,131	$1,061,028	$ 39,877,966	$ 31,831,646
to April 30, 2020	-	-	-	88,881	39,966,847	31,742,765
As at April 30, 2020	$54,223,481	$ -	$ 17,486,131	$88,881	$ 39,966,847	$ 31,742,765

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our financial statements.

Subsequent to the end of the period, the Company has not issued any common shares on exercise of options or warrants or announced or completed any private placements.